Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE:

October 17, 2011

STUDENT TRANSPORTATION COMPLETES ACQUISITION

Fourth Previously Announced Deal Closes, Creates Synergies

WALL, NJ (October 17, 2011)—Student Transportation Inc. (“STI”)(TSX, NASDAQ: STB), North America’s third-largest provider of school bus transportation services, today announced it has completed the acquisition, after the previously announced letter of intent, of School Transportation Services (STS) based in Passaic County, New Jersey. The acquisition will add over 90 vehicles and annualized revenues of just over US$5.4 million. The Company utilized availability under its current senior credit facility to fund the acquisition. Management expects the deal to be immediately accretive to shareholders of its common stock. The transaction and closing were contingent upon meeting certain conditions and receiving various consents and renewals, which have been obtained.

“With this acquisition we have completed the last of four previously announced Letters of Intent we signed in July,” said Patrick Vaughan, Chief Operating Officer. “STS is a family owned and operated business for over 40 years. This deal compliments the service of our existing North Jersey locations and creates synergies in operations with facilities and additional assets under management.” Vaughan added, “We continue to be extremely selective in our approach to growth and have focused on operations that are synergistic and or will create new platforms for our continued managed growth. The “conversion” season is picking up again and we anticipate some of the 10,000 school districts who own and operate their own fleets to be calling us looking for creative solutions. They represent $18 billion dollars of school transportation spending in the U.S. alone. With budgets tightening, the capital and operating savings we can offer is something state and local elected officials along with school administrators have to consider.”

The company has reported that fiscal year 2012 revenues are currently projected to reflect a 12 percent year-over-year increase with the new business secured to date.

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About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,300 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

INVESTOR CONTACTS:

Student Transportation Inc.

Peter J. Pearson

Executive Vice President

ppearson@ridesta.com

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

Email: invest@rideSTA.com

Website: www.rideSTBus.com

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